U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

April 27, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated April 8, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1)	Please explain to us the reasons why you initially entered into the VIE structure and the facts and circumstances that led you to reevaluate the need for the VIE structure and which led to the dissolution of your VIE structure, including any changes in PRC law or regulations that may have prompted this change.

RESPONSE: We note the Staff’s comment and respectfully advise that we initially adopted VIE structure because the VIE structure was used by many China-based companies seeking to list in the United States. Despite that we are not impacted by the Negative List, we followed this conventional option and use the VIE structure. The Chinese securities laws does not differentiate a VIE structure and an equity holding structure when it comes to overseas listing, however, we were concerned about the risk of future changes in the Chinese securities laws that may disallow the VIE structure, which would cause us to change the way we operate our business and the value of our ordinary shares would depreciate or become worthless. In addition, we believe that an equity holding structure is in the best interest of us and our shareholders. Therefore, we decided to dissolve the VIE structure.

2)	We note you removed language from your cover page describing how you will refer to the entities throughout your disclosure. Clearly disclose on your prospectus cover page how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Clearly state what references to “we”, “us”, “our Company”, “the Company”, or “our” are intended to refer to in your prospects.

RESPONSE: We note the Staff’s comment and respectfully advise that we added on the cover page that “we”, “us”, “our Company”, “the Company” or “our” are to the ultimate holding company and its subsidiarie, and clarified on the cover page that U-BX China and its subsidiaries, Jiangsu Jingmo Technology Co., Ltd., Jiangsu Youjiayouche Technology Co., Ltd. and Rudongyoujia Smart Technology Co., Ltd. conduct business operations, and there is no business or product division/concentration among all the subsidiaries.

3)	We note your disclosure regarding the transfer of cash throughout your corporate structure. However, your disclosure does not appear to address whether any “transfers” have occurred to date. Refer to comment 4 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021 (the “Staff’s Letter”). Expand your disclosure to state whether any transfers, dividends or distributions have been made to date between or among the holding company, its subsidiaries, or to investors and quantify such amounts where applicable. Please also disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

RESPONSE: We note the Staff’s comment and respectfully advise that no cash flow or transfers of other assets has occurred between the holding company and its subsidiaries as of the date hereof. We have added on the cover page, page 5 and page 62 of the Amendment that our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

Transfer of Cash to and from our subsidiaries, page 4

4)	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and provide the direction of transfer. Refer to comment 9 of the Staff’s Letter. Make any necessary changes here to reflect those made to your cover page.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that no cash flow or transfers of other assets has occurred between the holding company and its subsidiaries as of the date hereof. We added the cash management policies on page 5 and page 62 of the Amendment.

PRC Limitations on Overseas listing, page 15

5)	We note your disclosure that, as of the date of your prospectus, you have not been required to obtain permission from the government of China for any offering, and, with respect to the Draft Rules Regarding Overseas Listings, believe that “none of the situations that would clearly prohibit overseas offering and listing applies to us.” To support these conclusions, you state that you are relying on an opinion of your PRC counsel. However, counsel’s opinion, filed as Exhibit 99.1, does not appear to address the Draft Rules Regarding Overseas Listings and notes that its “opinions are limited to PRC Laws of general application on the date hereof.” While you note in your disclosure “that there is uncertainty in relying on an opinion of counsel in connection with draft legislation as the final version may be materially different and/or that the implementing regulations have yet to be promulgated,” it does not appear that the opinion contemplates the draft legislation you refer to in the registration statement. Please advise how you are relying on counsel’s opinion for these statements and clarify your disclosure as appropriate. Further, please note that comment number 8 of the Staff’s Letter asks for disclosure of any permission or approval that you “are required to obtain” from Chinese authorities. Your disclosure states that you “have not been required to obtain permission from the government of China for any offering pursuant to this prospectus,” but please revise so that your disclosure is not limited to discussing approvals or permissions that you would have been required to obtain in the past.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure on page 15 and 36 of the Amendment that we relied on the advice of our PRC counsel. Since the draft rules are not final and may evolve, our PRC counsel has not included their opinion regarding the evolving draft rules, in order to avoid any potential conflicts with the final rules.

We have also revised our disclosure on page 15 and 36 of the Amendment that we are not required to obtain permission from the government of China for any offering.

Permission Required from the PRC Authorities, page 17

6)	We note your response to prior comment 1 and disclosure that each of your PRC Operating Entities “has obtained all permissions and approvals to operate its respective business.” We also note that the definition of “PRC Operating Entities” does not include all of your subsidiaries in the PRC, including “Beijing Lianghua Technology Co., Limited.” Refer to comment number 8 of the Staff’s Letter, which says to include disclosure of each permission or approval that “you” or “your subsidiaries” are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please advise or revise your disclosure as appropriate.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure accordingly on page 17 of the Amendment to include Beijing Lianghua.

7)	Please include “permissions” in your disclosure here discussing the consequences that may result if you or your subsidiaries do not receive or maintain the required approvals, or inadvertently conclude that such approvals (or permissions) are not required, or applicable laws, regulations, or interpretations change. This should also be discussed in your Risk Factors section that begins on page 22. Add a cross-reference here to the more detailed discussion of these risks. Refer to comment 8 of the Staff’s Letter.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure on page 17 of the Amendment to add “permission” and a cross-reference to the more detailed discussion of the risks.

Selected Condensed Consolidated Financial Data, page 17

8)	We note your tables present the Selected Condensed Consolidated Financial Data. Please revise your applicable disclosures to “Selected Condensed Consolidating Financial Data” instead of “Selected Condensed Consolidated Financial Data.”

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the disclosure on page 17 of the Amendment to “Selected Condensed Consolidating Financial Data”.

9)	We note that on July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Ltd. (“WFOE”) in PRC and on August 16, 2021, WFOE entered into a series of contractual arrangements with the owners of U-BX China. Please revise your schedules to include zeros for the following: the Parent’s “Share of loss from Non-VIE subsidiaries”; the Non-VIE Subsidiaries “Share of loss from VIEs”; Parent’s “Investments in non-VIE subsidiaries”; Non-VIE Subsidiaries “Equity in VIEs through VIE agreements” and remove the elimination adjustments since the contractual arrangements with the WFOE and VIEs did not exist as of June 30, 2021. In this respect, the Parent and Non-VIE Subsidiaries should not show any investment or share of income/(loss) from VIE’s until commencement of the contractual arrangements with the VIEs. Please add footnote disclosures to explain the why the investment or share of income/(loss) from VIEs are not included in your schedules.

RESPONSE: We note the Staff’s comment and respectfully advise that we believe the Company has basis to retroactively represent the consolidation to the earliest period presented, since the VIE and the Parent Company are under common control of the same shareholders.

U-BX, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and the variable interest entity (“VIE”), U-BX China. Accordingly, U-BX consolidates U-BX China’s operations, assets, and liabilities. U-BX, its subsidiaries, VIE and VIE’s subsidiaries, are collectively hereinafter referred as the “Company” for the purpose of this response.

The change in reporting entity requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 250-10-45-21.

On August 16, 2021, U-BX WFOE entered a series of contractual arrangements with the owners of U-BX China (Collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide U-BX China with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE to absorb most of the risk of loss from business activities of U-BX China and entitle WFOE to receive a majority of their residual returns. In essence, WFOE is the primary beneficiary of U-BX China and its subsidiaries and has gained effective control over U-BX China to receive all their expected residual returns. Therefore, U-BX China should be considered as a VIE and consolidated under the FASB ASC 810 “Consolidation”.

U-BX together with its wholly owned subsidiaries U-BX HK and U-BX WFOE and the VIE were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

We also want to clarify for the Staff that we have dissolved the VIE structure and U-BX China has become an indirect subsidiary of U-BX. We believe the risks to investors regarding a VIE structure have been mitigated. Therefore, we respectfully suggest that we could keep the original disclosure by auditing principle.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law., page 22

10)	Please advise if the 2021 version of the Negative List is effective as of January 1, 2022. If so, make appropriate updates throughout your registration statement. Disclose whether your business involves or operates in either a “restricted” or “prohibited” industry or is otherwise covered by the “Negative List” such that foreign investment is limited or restricted.

RESPONSE: We note the Staff’s comment and our PRC counsel respectfully advises that the 2021 version of the Negative List was effective as of January 1, 2022, and remained effective until the 2022 Negative List was released on March 12, 2022. Our business does not involve or operate in either a “restricted” or “prohibited” industry. We have revised our disclosure on page 93 of the Amendment.

Risk Factors, page 22

11)	We note you removed a risk factor previously titled “Our contractual arrangements are governed by PRC law.” Please advise if portions of this risk factor that did not relate solely to the VIE arrangements are still applicable to your other contractual arrangements that are governed by PRC law, given that your business operations are conducted in China.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure accordingly to reflect general risk of having our contractual arrangements governed by PRC laws on page 22 and 23 of the Amendment.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars…, page 27

12)

We note you removed a risk factor that previously discussed how fluctuations in exchange rates could have a material and adverse effect on your results of operations. Please advise or consider expanding this risk factor to address those risks.

RESPONSE: We note the Staff’s comment and respectfully advise that all of our revenues and most of our expenses are in RMB. We believe we are not subject to exchange rate fluctuations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China..., page 32

13)	We note you state on page 58 that a majority of your directors are located outside of the United States. Please expand this risk factor to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised our disclosure accordingly to address the risk of difficulty of bringing actions against the directors located outside of the United States on page 32 of the Amendment.

Capitalization, page 56

14)	We note your response to prior comments 13 and 18 and your revision here noting that you issued 7,500,000 ordinary shares to 14 shareholders completed on January 24, 2022 “for “initial capitalization structure purpose”.” Please explain why these shares were issued, whether as a result of anti-dilution protections or other reasons. We also note that you state here that 14 shareholders were issued these shares, but on page F-23 you say all existing shareholders received the shares on January 24, 2022. Further, on page 103 you state you have 6 shareholders of record and it does not appear that your table of principal shareholders was updated to reflect the issuance of the 7,500,000 shares to all or any of your existing shareholders. Please provide information as to share ownership in the company as of the most recent practicable date. Refer to Item 6.E.1 of Form 20-F. Please advise or revise.

RESPONSE: We note the Staff’s comment and respectfully advise that the 7,500,000 ordinary shares were issued to all 14 existing shareholders on pro rata basis. The purpose of capitalization restructure rather than anti-dilution. We have revised the disclosure on page 56 of the Amendment. We have also corrected the number of shareholders on page 109 of the Amendment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

15)	We note your response to prior comment 17. Please provide us with a comprehensive analysis of the inventory risk the Company faces before the specified goods or service are transferred to the customer or after transfer of control to the customer for your digital promotion services and value added service services. In this respect, it is unclear why the confirmation of the completion of the service represents inventory risk. Describe in detail the relevant terms and conditions of your contracts with third-party service providers for the promotion of your platform and value added service contracts with third-party service providers. Explain whether you bid for ad placements on various social media platforms and third-party websites. Explain why you have primarily responsibilities for compensation if the service code cannot be used or the car owner is dissatisfied with the service.

RESPONSE: We note the Staff’s comment and respectfully provide the following analysis:

With respect to our digital promotion services, we first communicate directly with customers, and we are responsible for the content planning, key content production and promotion strategies. Then we select third party services providers (suppliers) that provide promotion services under our guidance. Once the suppliers provide their services, the suppliers will ask us to confirm the completion of services. Meanwhile, we also need to ask the customers whether they are satisfied with the services and whether they accept the completion of services. If we confirm the completion of services with the supplier first, and our customer later informs us that the service is not satisfactory and refuses to accept the services, we will face inventory risks. In order to effectively eliminate such inventory risks, we always make sure the customers accept the relevant service before confirming the completion of services with our suppliers.

We don’t need to buy advertising space in advance, because we obtain traffic and complete promotion through our third-party suppliers. Our suppliers may purchase advertising space in advance according to their service capacity.

With respect to our value-added services, we tailor-made service codes from different vendors according to the orders from our customers. Once the vendors deliver the service codes to us, we would confirm the completion of the services with the vendors. This approach is meant to eliminate the same inventory risk our promotion services would have faced.

We have primary responsibilities if the service code cannot be used or the car owner is dissatisfied with the service for the reasons as follows: Insurance companies (our customers) purchase value-added services from us in order to give them to car owners as additional services for free to enhance the customer loyalty and satisfaction.  If services cannot be used or are not to the satisfaction of the car owner(as the services are acquired from insurance companies at no cost), the car owners will not claim directly from the vendors, but will complain to us through the insurance companies, and we will have to deal with the vendors to resolve the problem. If we fail to resolve the car owner’s complaints (which may negatively affect the service of the insurance companies), it will further negatively affect the insurance companies’ purchasing experience from us. In this situation, although there are no return and compensation terms, we need to voluntarily compensate the insurance companies, such as assuming the cost of insurance companies comforting the complaining car owners, in order to maintain the customer relationship and long-term cooperation.

The terms of the service contract the Company entered into with the vendor:

(i) The term for the initiation of the service: “Party B (referring to the vendor) shall provide various services with due diligence in accordance with the relevant instructions / guidelines / requirements of Party A (referring to the company)”. It indicates that the vendor shall provide the service according to the instructions of the Company; (ii)The term for the quality of service: “Party B (referring to the supplier) shall provide services to Party A (referring to the company) in accordance with the relevant quality, efficiency and other regulations and requirements determined by both parties”. It indicates that the vendor should complete the service according to the Company’s guidelines and requirements; (iii) The term for the settlement of services: “Party A (referring to the company) shall choose a flexible settlement day according to the period when Party B (referring to the supplier) submits the current service settlement form, and can settle multiple times a month”. It indicates that the vendor can charge the service after obtaining the confirmation of the completion from Company.

Note 15. Subsequent Events, page F-23

16)	We note on January 28, 2022 and February 28, 2022, the Company entered into investment cooperation agreements with a third-party investor. Please explain why the consideration was received by the Company in September 2021 and August 2021, which is prior to the date of investment cooperation agreements.

RESPONSE: We note the Staff’s comment and respectfully advise that both parties agreed when the consideration was paid in August and September 2021 that such consideration was for investment purpose. Such agreement and understanding was put into writing on January 28, 2022 and February 28, 2022.

17)	You disclose that in February 20, 2022, with approval of Lianghua Technology and approval of the board of directors of U-BX China, U-BX China issued 2.99% equity interest in U-BX China to a third-party investor. Tell us the total proceeds that you received in connection with this issuance.

RESPONSE: We note the Staff’s comment and respectfully advise that U-BX China issued 2.99% equity interest to the third party, in exchange for the third party’s promise to contribute RMB 40,428.54 (approximately US$6,258) to U-BX China. On February 28, 2022, the third party transferred its 2.99% equity interest in U-BX China and the promise to contribute RMB 40,428.54 to Lianghua Technology. Pursuant to U-BX China’s bylaws, Lianghua Technology can make the contribution at any time on or before December 31, 2028. As of the date hereof, U-BX China has not received the contribution.

Exhibits

18)	Please advise if you entered into a plan of restructuring or any other material contracts relating to your corporate reorganization and termination of the VIE Agreements, which you state was completed on March 3, 2022. Please file a copy of any such agreement. Refer to Items 601(b)(2) and (b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise that we have included the English translation of the form of the equity transfer agreement between each shareholder of the VIE and WFOE as exhibit 10.12. We added the English translation of the form of the termination agreement between the VIE and WFOE as exhibit 10.14 and the English translation of the form of the termination agreement between each shareholder of the VIE and WFOE as exhibit 10.15.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer